VIA EDGAR

October 14, 2025

Kalkidan Ezra, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust File Nos. 333-132380 and 811-21864

Dear Ms. Ezra,

This response is provided on behalf of WisdomTree Trust (the “Registrant”) with respect to Staff comments received orally on September 26, 2025, regarding the Registrant’s Post-Effective Amendment No. 959 (“PEA 959”), which was filed with the U.S. Securities and Exchange Commission on August 21, 2025, to reflect changes to the name, investment objective, and principal investment strategies of the WisdomTree Global ex-U.S. Quality Dividend Growth Fund (the “Fund”). The Staff’s comments and the Registrant’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in PEA 959.

General Comments and Responses

1.	Comment: Please provide your responses to the Staff’s comments and an accompanying redlined Prospectus and Statement of Additional Information (“SAI”) no later than five business days before the effective date of the Fund’s registration statement.

Response: The Registrant confirms that this correspondence and accompanying redlined Prospectus and SAI will be provided to the Staff five business days before the effective date of the Fund’s registration statement.

2.	Comment: The Staff requests that the Registrant update all material or otherwise missing, incomplete or omitted information in the Fund’s Prospectus and SAI.

Response: The Registrant confirms that all missing information will be included in the Fund’s effective registration statement.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

Prospectus Comments and Responses

3.	Comment: The Staff notes that the Fund’s name includes the word “Growth.” Please supplementally explain how the Index screens for “growth” issuers.

Response: The Index screens for “growth issuers” by determining a “growth factor” for each eligible company. The growth factor is determined by a company’s ranking based on a 50% weight in its median analyst earnings growth forecast, a 25% weight in its trailing five-year EBITDA (i.e., earnings before interest, taxes, depreciation and amortization) growth and a 25% weight in its trailing five-year sales growth. The growth factor will make up 50% of a company’s composite score (with the other 50% coming from a “quality factor”), and companies with the highest composite scores will be selected for inclusion in the Index.

4.	Comment: The Staff notes that one of the criteria for inclusion in the Index is that a company be monitored by the Index’s third-party index calculation agent. Please clarify how the third-party index calculation agent monitors the Index criteria.

Response: The Index’s third-party index calculation agent does not screen or monitor companies’ eligibility for the Index or the Index criteria more generally. The Registrant has determined to delete the referenced criterion from the disclosure as shown below (new language appears in bold and removed language is stricken).

To be eligible for inclusion in the Index, a company must ~~meet the following key criteria as of the Index screening date: (i) be monitored by the Index’s third-party index calculation agent; (ii)~~ conduct their Primary Business Activities and list their shares on a securities exchange operating in one or more of the following countries: Australia, Austria, Belgium, ~~Brazil,~~ Canada, ~~Chile, China (including Hong Kong-listed shares, A-shares with specific inclusion criteria), Czech Republic,~~ Denmark, Finland, France, Germany, Hong Kong, ~~Hungary, India, Indonesia,~~ Ireland, Israel, Italy, Japan (Tokyo Stock Exchange only), ~~Malaysia, Mexico,~~ Netherlands, Norway, ~~Philippines, Poland,~~ Portugal, ~~Russia, Saudi Arabia,~~ Singapore, ~~South Africa, South Korea,~~ Spain, Sweden, Switzerland, ~~Taiwan, Thailand, Turkey, and~~ or the United Kingdom (collectively, the “Developed Countries Criteria”), or Brazil, Chile, China, Czech Republic, Hungary, India, Indonesia, Malaysia, Mexico, Philippines, Poland, Russia, Saudi Arabia, South Africa, South Korea, Taiwan, Thailand, or Turkey (collectively, the “Emerging Markets Countries Criteria”). Companies that meet the Developed Countries Criteria must also meet the following key criteria as of the Index screening date:(~~iii~~i) have a market capitalization of at least $100 million; ~~and~~ (~~iv~~ii) have a median daily dollar trading volume of at least $100,000~~1 million~~ for each of the preceding three months; and (iii) have traded at least 250,000 shares per month for each of the preceding six months. Similarly, companies that meet the Emerging Markets Countries Criteria must meet the following key criteria as of the Index screening date: (i) have positive earnings over the past year; (ii) have a market capitalization of at least $200 million; (iii) have a median daily dollar trading volume of at least $200,000 for each of the preceding six months; and (iv) have traded at least 250,000 shares per month for each of the preceding six months. In the case of China, a constituent company must be incorporated or domiciled in China and trade on the Hong Kong Stock Exchange to be eligible for inclusion. In the case of India, only securities whose foreign ownership restriction limits have yet to be breached are eligible for inclusion in the Index. The country in which a company conducts its Primary Business Activities is determined based on one or more of the following factors: country of organization or incorporation, country in which a company’s headquarters is located, the country to which a company has the greatest risk exposure, and the country from which a company generates the most significant portion of its revenue or to which it allocates the greatest resources.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

2

5.	Comment: The Staff notes that the “Emerging Markets Risk” was not included in the Fund’s Prospectus. Please consider including the risk or explain why it should not be included.

Response: The Registrant has added the “Emerging Markets Risk” as shown below (new language in bold).

Emerging Markets Risk. Investments in securities and instruments traded in developing or emerging markets, or that provide exposure to such securities or markets, can involve additional risks relating to political, economic, or regulatory conditions not associated with investments in U.S. securities and instruments or investments in more developed international markets. Such conditions may impact the ability of the Fund to buy, sell or otherwise transfer securities, adversely affect the trading market and price for Fund shares and cause the Fund to decline in value.

6.	Comment: The Staff notes that the “Investments in Taiwan” discussion was removed from the Fund’s Prospectus. Please explain why this discussion was removed.

Response: The Registrant removed the risk from the Fund’s Prospectus because, at the time of filing, the Fund had only minimal exposure to Taiwan. The Registrant has reincluded the “Investments in Taiwan” risk due to the Fund’s recent increased exposure.

7.	Comment: Please consider adding the discussion beginning with “After market capitalization weighting…” from the fifth paragraph under the heading “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” in the Prospectus to the “Principal Investment Strategies of the Fund” section of the Prospectus.

Response: The Registrant has removed the language from the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section of the Prospectus and revised the fourth paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus as shown below (new language appears in bold and removed language is stricken).

The Index is reconstituted and/or rebalanced semi-annually. After the initial weighting is determined, the Index adjusts each company’s weighting based on two fundamental factors, growth and quality, which are equally weighted. The growth factor is determined by a company’s ranking based on a 50% weight in its median analyst earnings growth forecast, a 25% weight in its trailing five-year EBITDA (i.e., earnings before interest, taxes, depreciation and amortization) growth, and a 25% weight in its trailing five-year sales growth. The quality factor is determined by a company’s ranking based on a 50% weight to each of its trailing three-year average return on equity and trailing three-year return on assets. At the time of each semi-annual rebalance, the maximum weight of ~~the securities of any individual company~~ any individual security is capped at 7.5% and the weight of all other components will be adjusted proportionally.

If you have any questions regarding this correspondence, please do not hesitate to contact me at (917) 267-3855.

Sincerely,

/s/ Joanne Antico

Joanne Antico, Esq.

Chief Legal Officer and Secretary, WisdomTree Trust

cc:	Angela Borreggine, Esq. (WisdomTree Trust) Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

3